UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 15) *


                        AMERICAN ISRAELI PAPER MILLS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Ordinary Shares, par value NIS0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   027069-50-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Kurt Keren, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 January 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           1,529,384
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        1,529,384
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,529,384
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     38.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 2 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           804,689
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        804,689
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     804,689
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     20.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 3 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or X 2(e)          [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           864,027
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        864,027
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     864,027
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     21.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 4 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,393,411
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 5 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,393,411
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

                               Page 6 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
  Number of        8.   Shared Voting Power
    Shares              2,393,411
 Beneficially      -------------------------------------------------------------
Owned by Each      9.   Sole Dispositive Power
  Reporting             0
 Person With:      -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                               Page 7 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,393,411
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                               Page 8 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,393,411
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                               Page 9 of 20 pages

                                  SCHEDULE 13D

CUSIP NO. 027069-50-9

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
  Number of        -------------------------------------------------------------
    Shares         8.   Shared Voting Power
 Beneficially           2,393,411
Owned by Each      -------------------------------------------------------------
  Reporting        9.   Sole Dispositive Power
 Person With:           0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        2,393,411
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,393,411
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     59.8%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

                              Page 10 of 20 pages

This Amendment No. 15 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.01 per share, of American Israeli Paper Mills Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Shares as a result of purchases of Shares by Clal and DIC.

The following amends and supplements Items 2, 3, 4 and 5 of the Statement.

Item 2.   IDENTITY AND BACKGROUND

          (a), (b) and (c): The Reporting Persons.

As of January 3, 2006:

     IDB Development owned approximately 71% of the outstanding shares of DIC.

     IDB Holding owned approximately 70% of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) owned approximately 57.1% of the outstanding shares of Ganden Holdings.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.71% of the outstanding shares of IDB Holding, and Ganden Holdings itself owned directly approximately 8.74% of the outstanding shares of IDB Holding. These additional shares of IDB Holding owned by Ganden and Ganden Holdings are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden and Ganden Holdings were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans,
(iii) DIC, (iv) IDB Development and (vi) IDB Holding are set forth in Schedules A, B, C, D and E attached hereto, respectively, and incorporated herein by reference.

          (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as described in Amendment No. 13 of the Statement.

          (e) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A, B, C, D and E to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

From January 3, 2006 through January 9, 2006 Clal and DIC purchased an aggregate of 164,374 Shares for a total purchase price of NIS 36,567,753 (approximately $7,955,850), excluding commissions, in cash, using their respective own funds to pay such total purchase price.

Item 4.   PURPOSE OF TRANSACTION

The Shares acquired by Clal and DIC as set forth in this Amendment were purchased for investment purposes.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

As of January 9, 2006:


                              Page 11 of 20 pages

     Clal was the direct owner of 1,529,384 Shares, constituting approximately 38.2% of the outstanding Shares. Clal shares the power to vote and dispose of these Shares.

     DIC Loans was the direct owner of 804,689 Shares, constituting approximately 20.1% of the outstanding Shares. DIC Loans shares the power to vote and dispose of these Shares.

     DIC was the direct owner of 59,338 Shares, constituting approximately 1.5% of the outstanding Shares. DIC shares the power to vote and dispose of these Shares and may be deemed beneficial owner of, and to share to power to vote and dispose of the 804,689 Shares owned by DIC Loans, or a total of 859,195 Shares, constituting approximately 21.6% of the outstanding Shares.

     IDB Development, IDB Holding and the Reporting Persons who are natural Persons may each be deemed the beneficial owners of, and to share the power to vote and dispose of, an aggregate of 2,393,411 Shares held by Clal, DIC Loans and DIC, constituting approximately 59.8% of the outstanding Shares.

The Issuer reported on January 2, 2006 that there were 4,002,205 Shares outstanding, and the percentages of the outstanding Shares set forth above are based on this number.

The following table sets forth the purchases of Shares made by Clal and DIC from January 3, 2006 through January 9, 2006 (a total of 164,374 Shares). Clal and DIC acted together in making these purchases. All these purchases were made on the Tel Aviv Stock Exchange, except for the purchase made on January 4, 2006 which was privately negotiated.

         Date of               Number of Shares              Number of Shares            Price Per
       Transaction             Purchased by Clal             Purchased by Dic              Share
       -----------             -----------------             ----------------              -----
January 3, 2006                          23                           13                NIS 218.90
                                        128                           72                    219.00
                                         25                           14                    220.00
                                        206                          116                    220.20
                                      1,011                          571                    220.40
                                        161                           91                    220.70
                                      7,707                        4,354                    220.90
                                         38                           22                    221.10
                                         70                           40                    221.20
                                        192                          108                    221.70
                                        438                          248                    222.00
                                         57                           33                    222.10
                                        149                           84                    222.60
                                      1,278                          722                    222.80
                                      1,406                          794                    222.90
                                     54,320                       30,688                    223.00

January 4, 2006                      17,573                        9,927                    223.00

January 5, 2006                         128                           72                    218.70
                                         34                           19                    219.10
                                      5,174                        2,923                    220.00
                                        959                          541                    220.10
                                      5,406                        3,054                    220.20

January 9, 2006                          77                           43                    222.60
                                         61                           35                    222.70
                                         13                            7                    222.80
                                         20                           12                    222.90
                                      8,553                        4,735                    223.00

Except as aforesaid, none of the Reporting Persons purchased or sold any Shares during the last 60 days preceding January 3, 2006.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, Clal, DIC and DIC Loans owned as of January 3, 2006, or purchased or sold during the last 60 days preceding such date, any Shares, except that on December 11, 2005 Yecheskel Dovrat, a director of Clal, sold 110 Shares on the Tel Aviv Stock exchange at a price of NIS 187.00 per Share.


                              Page 12 of 20 pages

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Schedules A,   -    Name, citizenship, residence or business address and present
B, C, D and E       principal occupation of the directors and executive officers of (i) Clal, (ii) DIC Loans, (iii) DIC, (iv) IDB Development and (v) IDB Holding.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 15 is true, complete and correct.

Date: January 10, 2006   CLAL INDUSTRIES AND INVESTMENTS LTD.
                         DIC LOANS LTD.
                         DISCOUNT INVESTMENT CORPORATION LTD.
                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         NOCHI DANKNER
                         SHELLY BERGMAN
                         RUTH MANOR
                         AVRAHAM LIVNAT

                         BY: IDB HOLDING CORPORATION LTD.

                                       (Signed)
                         BY: ______________________________

                         Haim Tabouch and Arthur Caplan, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of Clal Industries and Investments Ltd., DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 12 as Exhibits 3 through 10.


                              Page 13 of 20 pages

Schedule A
                        Directors and Executive Officers
                                       o f
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                             (as of January 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal; Director of companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Avi Fischer                                     Director & Co-Chief   Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Officer     Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Marc Schimmel                                   Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Yecheskel Dovrat                                Director              Economical consultant & director of companies.
1 Nachshon Street, Ramat Hasharon 47301,
Israel

David Leviatan                                  Director              Director of companies.
18 Mendele Street, Herzelia 46709, Israel

Nachum Langental                                External Director     Director of companies.
3a Jabotinski Street, Ramat Gan 52520, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.


                              Page 14 of 20 pages

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Aliza Rotbard                                   External Director     Chief Executive Officer of DOORS Information
6 Rosenblum Street, #6101 Sea & Sun 69379,                            Systems, Inc.
Tel Aviv, Israel

Zvi Livnat                                      Co-Chief Executive    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Officer               Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal.

Nitsa Einan                                     Vice President and    General Counsel of Clal.
3 Azrieli Center, The Triangular Tower 45th     General Counsel
floor, Tel-Aviv 67023, Israel

Gil Milner                                      Vice President &      Comptroller of Clal.
3 Azrieli Center, The Triangular Tower 45th     Comptroller
floor, Tel-Aviv 67023, Israel

Gonen Bieber (**)                               Vice President of     Finance Manager of Clal.
3 Azrieli Center, The Triangular Tower 45th     Finance, Manager
floor, Tel-Aviv 67023, Israel

Guy Rosen                                       Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

Boaz Simons                                     Vice President        Vice President of Clal.
3 Azrieli Center, The Triangular Tower 45th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and Germany.

              ====================================================

Schedule B
                        Directors and Executive Officers
                                       o f
                                 DIC LOANS LTD.
                             (as of January 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Oren Lieder                                     Director & Chief      Senior Vice President and Chief Financial  Officer
3 Azrieli Center, The Triangular Tower 44th     Financial Officer     of DIC.
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              Vice President of DIC.
3 Azrieli Center, The Triangular Tower 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Director &            Comptroller of DIC.
3 Azrieli Center, The Triangular Tower 44th     Comptroller
floor, Tel-Aviv 67023, Israel

              ====================================================


                              Page 15 of 20 pages

Schedule C
                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                             (as of January 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.


                              Page 16 of 20 pages

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

              ====================================================

Schedule D
                        Directors and Executive Officers
                                       o f
                        IDB DEVELOPMENT CORPORATION LTD.
                             (as of January 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.


                              Page 17 of 20 pages

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Deputy Chairman of Elul group of companies.
18 Nahal Soreq Street, Modi'in 71700, Israel

Rami (Avraham) Mardor                           External Director     Director of companies.
33 Haoranim Street, Kfar Shmariyahu 46910,
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Executive Vice        Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    President             Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Zehavit Joseph (**)                         Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Development; Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel


                              Page 18 of 20 pages

Ruti Sapan                                      Vice President,       Vice President, Management Resources of IDB
3 Azrieli Center, The Triangular Tower, 44th    Management Resources  Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and U.S.A.


              ====================================================


Schedule E
                        Directors and Executive Officers
                                       o f
                          IDB HOLDING CORPORATION LTD.
                             (as of January 3, 2006)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address                                  Position              Current Principal Occupation
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Lior Hannes                                     Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
14 Aluf Simchoni Street, Jerusalem 92504,
Israel


                              Page 19 of 20 pages

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel

Rolando Eisen                                   External Director     Director of companies.
2 "A" Geiger Street, Naveh Avivim, Tel Aviv
69341, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Zehavit Joseph (**)                         Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

(**) Dual citizen of Israel and U.S.A.


                              Page 20 of 20 pages